Exhibit 21

List of Subsidiaries

Telco Billing, Inc., a Nevada corporation

Telco of Canada, Inc., a Nevada corporation

YPCOM.CA.Com, a corporation organized under the laws of Canada

LiveDeal, Inc., a California corporation

247 Marketing, LLC., a Nevada limited liability company

247 Marketing, Inc., a corporation organized under the laws of the Philippines